FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CALENDAR OF CORPORATE EVENTS

Company Name	BRF – Brasil Foods S.A.
Head Office Address	Rua Jorge Tzachel, 475 – Bairro Fazenda 88301-140 – Itajaí - SC - Brazil
Website	www.brasilfoods.com
Investor Relations Director	Name: Leopoldo Saboya
E-mail: acoes@brasilfoods.com
Telephone(s): (5511) 3718-5345 / 5306 / 5791/ 5465
Fax: (5511) 3718-5297
Investor Relation Manager	Name: Edina Biava
E-mail: acoes@brasilfoods.com
Telephone(s): (5511) 3718-5345 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico – São Paulo Diário Oficial do Estado – Santa Catarina Diário Catarinense – Santa Catarina

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2009.
EVENT	DATE
Release to Shareholders	02/26/2010
Publication in the newspaper	03/01/2010
Sending to BOVESPA	02/26/2010

Standardized Financial Statements – DFP, related to the period ended on December 31, 2009.
EVENT	DATE
Sending to BOVESPA	02/26/2010

Annual Financial Statements in international standards related to the period ended on December 31, 2009.
EVENT	DATE
Sending to BOVESPA	04/30/2010

Payment of dividends/interest on company capital related to the period ended on December 31, 2009.
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment
			ON
Interest on shareholders equity	EMBD – Dec 17, 2009	100.000.000,00	0.22998523	02/26/2010

Payment of dividends/interest on company capital related to the period ended on December 31, 2010.
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment
			ON
Interest on shareholders equity	EMBD – Jun 17, 2010	53.200.000,00	0.061136430	08/27/2010

Formulário de Referência related to the period in course
EVENT	DATE
Sending to BOVESPA	06/30/2010
1

Quaterly Information – ITR - Portuguese

EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	05/12/2010
Related to 2nd quarter	08/13/2010
Related to 3rd quarter	11/12/2010

Quaterly Information in english

EVENT	DATE
Sending to SEC
Related to 1st quarter	05/12/2010
Related to 2nd quarter	08/13/2010
Related to 3rd quarter	11/12/2010

Ordinary General Meeting

EVENT	DATE
Publication of Call for Meeting	03/12/2010
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	03/12/2010
Date of Ordinary General Meeting	03/31/2010
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	03/31/2010
Sending of the minutes of Ordinary General Meeting to BOVESPA	03/31/2010

Extraordinary General Meeting Scheduled

EVENT	DATE
Publication of Call for Meeting	03/12/2010
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	03/12/2010
Date of Extraordinary General Meeting	03/31/2010
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	03/31/2010
Sending of the minutes of Extraordinary General Meeting to BOVESPA	03/31/2010

Analyst Meeting

EVENT	DATE
Date of Analyst Meeting, open to other interested parties	SP – November 16, 2010

Conference Call

EVENT	DATE
Conference Call 2009 Results.	03/01/2010
Conference Call 1Q10Results.	05/13/2010
Conference Call 2Q10 Results.	08/16/2010
Conference Call 3Q10 Results.	11/16/2010

Board Meetings already scheduled

EVENT	DATE
Monthly	Monthly

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 29, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director